Filed by Fifth Third Bancorp Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Old Kent Financial Corporation Exchange Act File Number 000-14591

Investors and security holders are advised to read the proxy statement regarding the transactions referenced in this document when it becomes available, because it will contain important information. The proxy statement will be filed with the Securities and Exchange Commission by Fifth Third Bancorp and Old Kent. Security holders may receive a free copy of the proxy statement (when available) and other related documents filed by Fifth Third Bancorp and Old Kent at the Securities Exchange Commission’s website at http://www.sec.gov and from Fifth Third Bancorp or Old Kent.

Old Kent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Old Kent with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Old Kent’s proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 25, 2000. This document is available free of charge at the Commission’s website at HTTP://WWW.SEC.GOV and from Old Kent.

Fifth Third Bancorp and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Fifth Third Bancorp with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Fifth Third Bancorp’s proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 9, 2000. This document is available free of charge at the Commission’s website at HTTP://WWW.SEC.GOV and from Fifth Third Bancorp.

The following discussion contains or may contain forward-looking statements about Fifth Third Bancorp, Old Kent, and the combined company which the parties believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This discussion will contain certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and businesses of Fifth Third Bancorp, Old Kent, and the combined company including statements preceded by, followed by, or that include the words believes, expects, anticipates, or similar expressions. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance in these forward-looking statements. Factors that might cause such a difference include, but are not limited to: competitive pressures among the depository institutions increase significantly; changes in the interest rate environment reduce interest margin; prepayment speeds, loan sales volume, charge offs, and loan loss provisions; general economic conditions, either national or in the states in which Fifth Third Bancorp and Old Kent do business, are less favorable than expected; legislative or regulatory changes adversely affect the businesses in which Fifth Third Bancorp and Old Kent are engaged; and changes in the securities markets.

Further information on other factors, which could affect the financial results of Fifth Third Bancorp after the merger are included in Fifth Third Bancorp’s and Old Kent’s filings with the Commission. These documents are available free of charge at the Commission’s website at HTTP://WWW.SEC.GOV and from Fifth Third Bancorp or Old Kent.

Company Name: Date: Call Title:	Fifth Third Bank, Cincinnati 12/06/00 Goldman Sachs 11th Annual CEO Conference

LORI APPELBAUM: — with a history of creating shareholder value that is unprecedented in the banking industry and in corporate America generally overall. Just to highlight this track record briefly, the company has generated significant 16% to 17% average EPS growth rate over the last 27 years, achieving 10% growth in bad years, such as recessions, and about nearly 20% in good periods, such as the last five. How do they do it? They take an aggressive sales and incentive culture and enable it with a cost structure advantage that is the best in the industry, allowing for some serous pricing advantages relative to competitors. Their highly attractive earnings mix is another factor in that about 20% of the earnings is sourced from either asset management activities or data processing, or a culture grounded in sales and peer pressure helps as well. With that I’d like to turn it over to George.

GEORGE: Thank you, Lori. She just gave you the executive summary. Maybe we should just take questions and end it there. Seriously, thank you for allowing us to be here today. I appreciate the opportunity to be here to tell you a little bit about the Fifth Third story, our recently announced merger with Old Kent, and what we believe it takes to continue to increase value for our shareholders.

      I’d like to cover several topics today. First I’ll walk you through our performance track record that all of us at the bank are very proud of. Next, I’ll talk about the unique opportunity that we think Old Kent presents; why we like Old Kent better than other market expansion opportunities; why we think it will be a very low risk integration; and why we think it has significant upside for revenue growth. Finally, I’ll close by reiterating what we consistently stand for at Fifth Third.

      With the third quarter behind us, Fifth Third is on its way to logging our 27th year of uninterrupted earnings increases. We are proud of this record. Over the years, we’ve seen periods of rising interest rates, high inflation, recessions, technological evolutions, strange oil prices and difficult credit quality. We have never sacrificed earnings growth through all of these periods.

      Fifth Third consistently achieves the highest overall performance in the industry. We continue to set new standards for cost control and our revenue growth has been twice that of the industry over the last five years. We continue to diversify our revenue stream with new fee income opportunities, and with a proven track record of integrating acquisitions quickly and very profitably. In short, the Fifth Third story is a growth story and one which all of us are focused on continuing. We’ve always believed that a strong balance sheet provides flexibility for sustaining consistent growth. Credit quality seems to be a popular topic right now. By any measures, ours has never been better, but we understand that our levels of under performing assets and charge offs have been well below our historical averages for the past two years. As expected, we’re seeing a lot of signs that 2001 will be a tougher year for credit quality. We don’t operate the company or set financial targets assuming that we’ll enjoy these good credit quality numbers forever. If credit losses rise, we expect to find a way to pay for them. We know that our shareholders expect us to deliver earnings growth in good or bad credit cycles, and we’ve done this in the past. Overall, we’re one of the least leveraged companies in our industry. Our PE remains strong, our credit quality as I said is stable and among the best levels in history, and we can finance growth with a definite cost advantage.

      Needless to say, our management team remains optimistic about the future. In all of our markets, we focus on our four businesses — retail banking, commercial banking, investment advisory services, and our data processing. As you can see, our business mix is fairly traditional for a large regional bank, but with a unique focus on data processing. Through MPS, we process over 5 billion — that’s billion with a b — electronic commerce transactions per year and the growth in this business has really been excellent. MPS is the #1 electronic payment processor in the country and ranks sixth nationally in credit card merchant processing volume. By maintaining this business mix, we believe we have achieved and will continue to achieve a high degree of balance throughout diverse economic cycles.

      I started today by reviewing the building blocks of our track record, because it’s important to understand that we will approach the Old Kent opportunity with the same focus on the basics that has delivered consistent shareholder returns over the years. We evaluate and execute on all business opportunities with a shareholder view, because we all have a substantial portion of our net worths tied up in the bank. With that I’d like to spend a few minutes discussing the Old Kent deal. The opportunity can best be summarized by looking at three areas. First the business and geographic fit;

second, the upside from new products, market expansion and familiar competitors; and third, the management talent that Old Kent will bring to the Fifth Third management structure.

      As you can see our businesses align very well in terms of mix of business, and types of customers that we serve. We think that these are core franchises. While no one has a lock on the customer, these businesses are intensely local. The customers know and like both institutions. Neither of us makes bets on national market businesses, large syndicated lending or trading operations. If you look at the geography, the dots on the map are also very compelling for the combined company. We have an excellent geographic spread in key midwestern states, and you can see that we are concentrated in the large MSAs in the area. This is not a rural franchise. We like the excellent growth opportunities in these highly populated MSAs. We will be the #3 in the state of Michigan and yet only have a 9% share there. Michigan is the tenth largest deposit market in the United States. Old Kent will get us firmly into the Chicago market, ranked #5 with about $6 billion in deposits.

      This next slide really summarizes the market potential we’ve created. You can see where we rank in each of these five states and who our competitors are. Despite top five rankings in all states, we still have a 10% or lower market share, and we think considerable upside. Only one out of 16 households is a Fifth Third customer in these five states. We are familiar with the other players in these markets. They’re all very good competitors but we’ve done pretty well competing against them in the past.

      We referred to this merger as management accretive. With Fifth Third’s decentralized approach to earnings growth, the local management talent that we add is more important to me than the projections that the accountants put together. David Wagner’s team is committed to staying on and making this work very well. David will become Chairman and CEO of the Michigan bank; Bob Warrington is going to be President of the Mortgage Business. Kevin Kabat is going to be President of our Grand Rapids affiliate. Our senior management teams have already spent a tremendous amount of time together beginning the integration process. Those meetings are going very well. We will blend Old Kent’s management team with Fifth Third personnel and vice versa. We see many talented people who will give us strong local management teams for each of these affiliates. We have already nearly completed three affiliate organization charts.

      The last point on why we like Old Kent. Their financial performance does not dilute the measures that are so important to Fifth Third’s record as a high performance growth company. As you can see sustaining the performance ratios that our shareholders have come to expect with this acquisition, is not dependent on pie in the sky assumptions about the future. Only some very, very conservative cost savings.

      Many of the headlines over the past two weeks have noted that this transaction is larger than traditional Fifth Third acquisitions. Although Old Kent is a larger institution than we would typically have considered in the past, I’d like to spend a few minutes illustrating why our integration approach will insure a low risk integration, and from our perspective, make it look just about like every other acquisition that we’ve done. The financial objectives of this transaction are not dependent on aggressive assumptions. We’ll make sure that we carve up the conversions and integration cost saves into very manageable chunks, and proceed in a manner that protects Old Kent’s customer relations. We also make sure that we don’t trade off one dollar of costs saved for two dollars of revenue growth, a mistake that has often been made with the larger mergers in our industry. Old Kent is immediately accretive to earnings per share before cost savings. In 2001, it’s 9.4% accretive with no synergies. We have assumed conservative, identifiable and readily achievable cost savings at only 20% of Old Kent’s overhead. We are spreading these estimates out over a three year period, not because we think it will take that long, but because we don’t want to be forced into bad decisions by overly optimistic projections.

      Another perspective on this deal is that we don’t think there’s going to be any diminution of the Fifth Third culture here. Old Kent is going to be easily assimilated because its structure and operating platforms are very consistent with ours. Also, our most recent acquisition, Civitas, the Old Citizens National Bank in Evansville, is fully integrated and performing at Fifth Third performance levels after less than a year, so we think that we are ready for this next acquisition.

      One of the reasons Old Kent chose us was the fact that they believe our affiliate structure is superior for their customers as well. And compared to many recent bank M&A transactions, there’s a low deal value here as the percent of market cap, and lower one year phased in cost save assumptions. In other words, our strong financial position affords the opportunity to approach integration in a low risk manner that preserves revenue and growth rates. Finally, this audience will appreciate the fact that the internal rate of return estimates for this deal exceed all previous Fifth Third transactions.

      Many of you have probably heard me speak in Boston recently. I recognize many of you. The title there was “Racing to Stay Small.” The message is the same for understanding why we don’t view the growth and integration opportunities for Old Kent as a large acquisition, but just a number of chunked up smaller ones. No matter how large we become, we absolutely believe that the key to sustaining growth is executing better than anyone else in each of our local markets. Our focus every day is how can we keep the company small? In other words, we continually strive to push earnings growth accountability further down into the organization and we reward local management teams for achieving growth in their markets. Each of our local CEOs is responsible solely, and solely accountable for delivering earnings growth in their own markets. All lines of business report to the local CEO, not to the home office. All of the smart people are not in Cincinnati. This is the key to how we keep the company small and give more managers the opportunity to grow their business. This approach also insures that sales efforts across our four lines of business are aligned and focused on each market’s unique opportunities. As you can see from the slide, we will use the same approach for Old Kent. The organizational charts and performance measurements are already in place like I said, for almost three of these affiliates that will be added with Old Kent, and the local teams are already focused on earnings growth.

      In Boston, I stated that I believe our approach, and our organization chart are completely scaleable as we grow, and we think this validates that proposition. As we expand into adjacent regions, we simply add local management teams and focus them on the growth in their own particular market. I don’t have to worry about whether my CEO in Louisville or in Cleveland will get distracted by this merger. They will stay focused on growth in their own market because their own personal wealth depends on it.

      To close out integration, I’d like to talk a little bit about our acquisition history. We have a consistent record of integrating mergers quickly. Earlier this year we completed the integration of our largest merger. We were able to return to Fifth Third like performance ratios just really nine months after that merger. The results have been just as impressive for acquisitions prior to CNB. We’ve always delivered on merger promises, and even if we look at that one down at the bottom of the slide there, in 1989, the one up in Toledo, Ohio, you can see that at the time was 20% of our market cap back 10/11 years ago. Mergers in our industry over the years have raised skepticism about future revenue growth. After spending a lot of time with an Old Kent management team during due diligence and over the past two weeks, we believe that there’s tremendous opportunities to increase revenue growth as a result of our merger. From attractive market expansion to better execution on basic fee income opportunities. Capitalizing on these opportunities doesn’t require us to do anything different than any other acquisition we’ve ever done. This transaction will not interrupt our revenue growth story. Fifth Third and Old Kent combined will continue to generate high revenue growth rates.

      There are two primary sources for new combined growth. First, we’ll get additional revenue from attractive new markets for Fifth Third products and sales campaign successes. Second, we’ll enrich Old Kent’s fee mix from existing products through our experience. As you can see from this slide, the opportunity, there is opportunity for improvement. We believe the opportunity is as simple as focusing on deposit growth and driving better growth rates on fee income. Like I said, we’ve done both of these successfully in the past. The attractiveness of the markets Old Kent operates in and the fit of the franchise into our decentralized structure offers a great deal for us to be excited about. And this is why we think there’s an opportunity to accelerate revenue growth. Old Kent adds over 1 million customers to the Fifth Third franchise, and an area with 16 million potential new customers. We only now have 1 out of 16 of these potential customers. We only have 6.7% market share in these five states. I think there’s tremendous upside there. These markets are also attractive in terms of business expansion and population density. Also, they remain very fragmented. We will be top 5 market share, but only have about 10% or less of the total opportunity in each of these areas. As I mentioned earlier, we are pretty familiar with all of the competitors who we’re up against in these markets.

      The next slide compares our fee income mix to Old Kent’s today. The increased contribution of fee businesses for Fifth Third is a result of our success with the commercial and consumer deposit campaign, and the related fees, significant investment advisory income, especially in some of the older market areas that we’re in like Cincinnati, and the success of our data processing businesses. We have identified specific opportunities to improve Old Kent’s fee businesses just by duplicating the same successes that we’ve experienced over the past years. The obvious opportunities to improve fee revenue comes from the reapplication of recent Fifth Third revenue successes to Old Kent’s market. Old Kent’s customer base is underserved in terms of our MPS data processing line. The commercial fee opportunities in foreign exchange and cash management or treasury management, and in deposit fees as well as the investment advisory business.

      Over the past ten years, our industry seems to have been obsessed with lending, despite the fact that margins have declined significantly. We’ve spent a lot of time and effort over the past couple of years on deposit growth. We plan to apply everything we’ve learned from money market product design to totally free checking accounts and proven sales campaigns to accelerate the growth and deposits in these Old Kent markets. Retail banking is an area where we focused on for several years. Retailing in any industry is very difficult. You have to work hard and focus on execution in every branch every day. Not only do we measure every banking center almost every day. Our banking center managers dress up in everything from cow uniforms to Santa Claus suits and get out there and sell. Retail banking is a great opportunity for many franchises, but you really have to get your hands dirty every day in the business.

      This next slide is a good way to summarize the upside for our shareholders. You all know that Fifth Third is consistently one of the most efficient banks in the industry. It’s important to remember that we focus just as hard on the revenue growth portion as we do on the cost side. Comparing our per FTE measures, and these are really considerable we think. If you look at our per FTE measures, compare those to Old Kent’s, it becomes pretty apparent the opportunity for improvement. We will move Old Kent to our level by executing on the decentralized approach to P&L accountability. That’s been the foundation for Fifth Third’s track record, and the potential opportunity is really enormous. It’s also worth noting that we’ve done this recently with the CNB Civitas acquisition.

      Now that I’ve covered the Old Kent opportunity, I’d like to close with a summary of our basic principles that we adhere to year in and year out at Fifth Third. A lot of you have been hearing these same principles now for about 20 years. We approach every year knowing that you expect us to sustain our superior performance. We remember this every time we evaluate a new sales campaign or a major acquisition opportunity. Regardless of the environment or the opportunity, we remain committed to profitable growth by executing better than anyone else on the basics. If you look at pro forma combined returns and financial measures, the Old Kent merger will sustain our place among the industry leaders. On a pro forma basis, we will have a return on equity of 21.8%, on a very high equity level by the way; and a return on assets of 1.93. The efficiency ratio on a combined basis is 42.9, and we will sustain the extremely strong capital levels that you’ve been used to with us. In short, we will not sacrifice the financial performance that we place above everything else.

      I’ve spent a lot of time today explaining the details of why we’re enthused about our ability to sustain growth with the Old Kent acquisition. At the risk of being naive, we still like to think that greed and capitalism, greed and capitalism also have a lot to do with it. Management directors and employees own almost 10% of Fifth Third stock. All of our officers receive stock options, and this results in 77% of our employees being owners of the company. We allow everybody in the company to buy stock basically at a 10% discount through payroll deductions and many, many of our employees do this. This not only serves shareholder interest, it provides a unique opportunity for employees to build their wealth. Each of us is extremely dedicated to increasing the value of the Fifth Third share. We are grateful for the confidence that the markets have expressed in us recently. Moody’s Investor Service further upgraded our debt rating in September on the strength of our low risk balance sheet and affirmed that rating after the Old Kent announcement. Fifth Third has always believed that one of the keys to consistent growth in all economic cycles is a strong and very flexible balance sheet. So

Moody’s upgrade during a period of turbulence in the industry, we think, is particularly rewarding.

      Our stock has also performed well recently, and over the long term. During periods in which investors seemed to lose some confidence in our industry, we continue to believe that we are rewarded for our ability to deliver consistent quality earnings growth. One of the side benefits for Fifth Third shareholders and some institutional shareholders is our improved float. With 600 million shares outstanding after the Old Kent deal, we’ve always had by a wide margin more market value than trading volume. This has frustrated a few potential institutional buyers. This transaction will help add liquidity, we think, to our shareholder base. I would be remiss if I did not try to give you some comfort on valuation. This slide has a slightly different view of our traditional valuation. We continue to look cheap versus some other growth companies, and we see plenty of continued opportunity to grow without challenging our traditional operating style.

      Thank you all for your patience after a big lunch and we’d be happy to answer any questions that you might have about this presentation. Thank you. Any questions? Anybody still awake out there?

FEMALE VOICE: George, let’s start with one up here. Let’s see, George, given your competitive nature and your focus on getting your 10,000 employees to sell product every day, how do you feel about adding another 8,000 through the Old Kent acquisition?

GEORGE: They have a very good work force. This weekend, I forgot to mention that, this weekend we’re closing on the Ottawa bank deal. This is the bank, 27 offices up in Grand Rapids, Holland, Muskegon, Michigan, so we’re going to have 27 branch offices right in the middle of this acquisition Monday when we open up next Monday, and so we we’re going to have living proof, be able to show these people how we operate. And our people up there at this new bank are very excited about it, as are the Grand Rapids people. So I think we’re going to be able to show them how we operate. And I think that they’re going to get excited when they see the ownership.

      They have just recently gotten into this wealth creation. Their officers — in fact, they benchmarked with us on how we use options. The only problem was a lot of their options were $40 options, and their stock was at $26, and that’s really hard to motivate people, so I marked ours at $40 and our stock was at $50, so our people were motivated. When options are at $40 and the stock is at $20, they weren’t as motivated, so we think we’ll turn that around, we’ll turn that line around and really get them focused on that. It is a big number of people, but again, we’re chunking it up. We’re going to have our guy, Brad Stamper in Chicago; he’s already up there, we already have a lot of people up in that Chicago market, really selling now; we think that’s a big opportunity. We’re going to have a Fort Wayne market move out from Indianapolis; the Detroit Michigan, market is very similar to what we’re doing in Toledo right now, and you saw the numbers from Toledo, how well we’ve done with that. And then you’ve got Grand Rapids, and then up in the vacation part up in Harbor Springs and Traverse City, that’s going to be a lot like our Phoenix or our Naples operation up there, so we think that’ll work pretty well. But we think our incentive, and this wealth creation, by giving people options and a P&L is really very, very effective, and the people who hustle really like it, and the people who are the old sort of National Bank mind set who came in to keep the regulators happy every day probably won’t be as happy with the way we operate up there. Yes, yes, sir.

QUESTION:I think Bank One is probably your most significant competitor head to head in your markets. Maybe that’s not true but how is -

GEORGE: Yes, they are by market share, a number of offices or deposits.

QUESTION: And they seem to have, you’ve been the beneficiary of their woes over the last decade or so. Can you comment on how they’re restructuring, how you’re positioning yourself competitively in light of their restructuring?

GEORGE: I don’t know if we really understand that term you used, they’re restructuring, how they operate now. We operate very decentralized. Everybody in our Columbus, Ohio, office reports in to our President up there. In the Bank One environment, if you are in Cincinnati and working on the branch side, you report up to through — ma’am with the microphone, could you move out of there. The gentleman is ready to ask the question.

      In our market, in Cincinnati, the person in the branch side reports up the one line. The person in consumer lending reports to somebody, I believe it’s in Santa Fe. The mortgage operation, I believe, reports in the Indianapolis. The trust people report into a different market. They’re really not a unified entity there, and I think we operate in fact, much like the old Bank One on common partnership with everything centralized on a very common platform. I don’t think Bank One still has that, I don’t think they have the same DDA system for all of their locations out there, and I think their own people, I don’t know that they know quite which direction yet they’re headed in out there. But competing against them, traditionally, they’ve been excellent competitors. Bank One has an excellent brand, that is an amazingly strong brand out there. I can’t believe how strong that brand is. On the basic street corner level, though, the people aren’t nearly as aggressive, I don’t think they have as much option value, as much benefit there, but they run this line of business strategy that we kind of shied away from because we think we can stay a lot more nimble and be a lot more aggressive the way we operate decentralized. But the other competitors that we’ve got out there, you know our other competitors are the Old Kents, the Huntington Banks, the Key Banks, the Union Planners, FirstStars, Provident Bank out in those markets. We’ve been able to do pretty well against all of those people out there also. But it’s basically the sales motivation and hustle and using the accountability and then giving the people the options and creating the wealth to go along with it. We do pretty well against Bank One out there, and we really haven’t seen a lot of change, I think at the local level. If you were to ask one of our branch managers has anything changed at Old Kent in the past six months, I don’t think they would say it has. That answer what you were looking at?

QUESTION: You guys are big lenders obviously in the midwest, and one of the areas that the Goldman guys highlighted this morning was potential problems to the auto parts manufacturers, and I’m just wondering what you’re seeing there. And you’re also big in Toledo and I think that’s where Owens-Corning is based. I’m wondering if you’ve seen any kind of collateral fallout from that bankruptcy?

GEORGE: No, we had a small exposure to Owens-Corning, I think we had a performance letter of credit, a million, two million dollars that was due to roll off. I think it was by the end of the year. It’s a very small exposure out there that’s been diminishing. We haven’t seen any problems in that Toledo market. The basic operating businesses of Owens-Corning are still running out there. I think they’re going to start liquidating some of those assets and selling some of those corporate jets off out there, but we were not a big player in that credit side out there.

      What was the other question? On the auto parts? Auto is still going pretty strong. We’re going to have what, an 18 million car year, it’s going to be falling off, but these are still very strong times. If you look at our biggest auto manufacturer where our headquarters is, is Toyota. Toyota’s North American headquarters is in greater Cincinnati right by the airport there. Toyota USA is going very, very strong still, and even though there’s been some slowdown in some steel shipments and some of the inventory buildup in the dealerships are off a little bit, we haven’t seen any decline in terms of credit quality either from our car dealers; we’ve seen a little bit of pickup in delinquencies from the installment lending side. I mean those delinquencies are up a little bit along with the industry averages out there, but nothing really unusual so far. You’ve got to remember, we didn’t take big shares of credit. We were $4 billion, could lend $600 million to any one customer. We stop at $25 million, it’s kind of a house limit there. We would have maybe 50 credits like Procter & Gamble and General Electric, and Cincinnati Gas & Electric over that $25 million, nothing as high as $100 million, though. So we keep that credit exposure very, very small out there for any particular — yes, sir.

QUESTION: Historically you’ve done a really good job rebalancing, or remixing the balance sheet of acquired risks and whatever other entities you’ve acquired. Could you just talk a little bit about CNB acquisition and what you might see in terms of the rebalancing, or remixing of that balance sheet, and how that might help.

GEORGE: You’re talking about Old Kent?

QUESTION: No, CNB, your last acquisition.

GEORGE: We’ve already done that.

QUESTION: Well what impact is that going to have on margin going forward then?

NEAL: A couple of things I would say -

GEORGE: Neal Arnold, our chief financial officer; and to his right, Roger Dean, our Treasurer / Controller.

NEAL: A couple of things I would say as it relates to the overall balance sheet in the Old Kent deal, I think we announced 80 million of the merger charge, half for balance sheet, half for credit policy conformance, and I would say overall, the industry’s margin woes are more funding related in our mind, at this point, then they are rate sensitivity mismatch. So I think so goes deposit growth, so goes the margin over the next several quarters.

QUESTION: What’s your outlook for deposit growth?

NEAL: I think deposit growth in the fourth quarter will be robust and I think you’re going to see better margin performance. I guess the challenge is whether or not people will spend it all on credit quality.

GEORGE: Yes.

QUESTION: I’m a little curious about the timing of the Old Kent deal. Were you looking to do a big deal because of you saw a slowdown in growth in your existing markets, or did they come knocking on your door because they were having a hard time growing, and in light of that, there’s a number of banks about that size in the midwest. I’m wondering are you seeing any change in the attitude from those banks where they might have been adamantly opposed to selling in the past, but maybe now thinking it over.

GEORGE: Yes, in our five state area, we certainly had talked off and on to Old Kent over the years. David Wagner from Cincinnati, his predecessor John Canepa had worked at Provident Bank there. There’s a lot of ties between Cincinnati and Old Kent. We benchmarked a lot with Old Kent. But it was always our understanding up until about a month ago that they wanted to stay independent, and I think they had a 41 year track record of record earnings and all along had wanted to continue to stay independent. That changed, I think, over the past couple of months, and we got a call just about, I’m trying to remember the date.

NEAL: A couple of weeks ago.

GEORGE: It was about three weeks ago when they called us, in fact, we got a call from someone, it wasn’t directly from Old Kent, that said hey, we want to know if you’re interested in Old Kent, and if you are, we’re going to need to get a reply back in here. We didn’t believe the people that called us, so I called David Wagner back and said, David, somebody called us and said you’re interested in doing a deal. Is that really true? And he said, yes, it is, that they’d been evaluating it, so we went up there and spent some time with him and worked through that, and basically I think they saw their stock performance hadn’t done much; they were having a little problem with some of their growth rates up there; they were concerned about the pooling going away, but I think the biggest driver was, they felt they couldn’t get the costs out of that system that they had up there. Their overhead ratio was 57. — I mean efficiency ratio over head was 57.7 and ours was 41. They had a lot of excess cost in there and they felt that the cost benefit of putting in new technology, they weren’t going to get the kind of returns that they needed. They didn’t see their way through that, and they studied that a lot. I didn’t realize David had spent a lot of time studying that, so they felt they couldn’t get the costs up, but they knew that we could, because they had benchmarked with us, like I said. Probably six months ago they had sent a team to visit our Cleveland operation and see the way we operated, and exactly how we run, because we traded credits more closely with them. So it’s kind of based on that that they said okay, we think you guys know how to do this. We think we could do a lot better off, teaming up with Fifth Third. And the math becomes pretty logical. They get that increase, they get the premium over where, their stock prices, and then they sort of get on a faster growth rate track with us, and they felt that hey, they couldn’t do that on their own as well, so that’s why we linked up. And the geography was a perfect mesh. The Chicago market, the Michigan market, Fort Wayne, Traverse City, over there in Detroit, those were all places that we’d been looking at, and they’re very good there. And we felt we could have done the same thing; it would have taken us about two years to buy bits and pieces and put that whole thing together, but it would have probably cost us about $2 billion or $3 billion more.

      In fact, Roger worked up a study and instead of doing Old Kent, what if we do it in pieces, buy a couple of these small banks in Chicago; buy a couple of smaller properties in Michigan; buy something in Fort Wayne. We could have ended up spending $2 billion or $3 billion more and not had the quality franchise, and the good people that we were getting with Old Kent. So that was really pretty much a driver on why we liked the transaction. And they understood that also, that together, we would be a lot more powerful than them staying independent.

NEAL: But I also think there have been more and more deals available. I would tell you in Michigan and Chicago, we spent a considerable amount of time over the last year talking to people and evaluating them, and I would say a lot of people had fairly high price expectations, or didn’t have the franchise that Old Kent had.

GEORGE: If you were us, and evaluated our opportunities in the five states that we operate in now, this by far was the best transaction. I mean if you sit down and really analyze it for a whole lot of — for the geography, for the business line fit, for the accretion that’s out there, for the human assets that’s out there, this makes a whole lot of sense of anything we could have done in our own particular area. Okay. Anybody else? Well that’s it. Last Chance. Thank you very much.